Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

GRANT OF OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (“Listing Rules”).

Semiconductor Manufacturing International Corporation (the “Company”) announces that on 24 February 2015, an aggregate of 12,293,017 share options (“Options”) to subscribe for ordinary shares of par value US$0.0004 each in the capital of the Company (the “Share(s)”) were conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, under its 2014 Stock Option Plan effective from 15 November 2013 (the “Share Option Scheme”). If any grant of the Options as detailed below has not been accepted by any particular grantee or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the particular grantee would not proceed or be effective for legal and regulatory purposes. The following are the details of the Options granted:

Date of Grant:	24 February 2015
Exercise price of the Options
HK$0.708 per Share
(being the higher of (a) the closing market
price of the Shares on the Stock Exchange as
stated in the daily quotation sheet of the
Stock Exchange (the “Closing Price”) on 24
February 2015, being HK$0.68 and (b) the
average Closing Price for the period from 13
February 2015 to 23 February 2015 (both days
inclusive), being HK$0.708)

Number of Options granted:	12,293,017 Options
Closing price of the Shares on the date of grant:	HK$0.68 per Share
Validity period of the Options:	The Options are valid for a period of 10 years commencing on 24 February 2015, subject to earlier termination as provided under the Share Option Scheme and applicable award documents.

None of the grantees is a director, chief executive or substantial shareholder of the Company or any of their respective associates (as defined under the Listing Rules).

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, PRC
25 February 2015

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan
Carmen I-Hua Chang